Exhibit 1

Transactions in Securities of the Issuer Since the Filing of Amendment No. 7 to the Schedule 13D

Nature of Transaction	Amount of Securities (Sold)	Price per Security ($)	Date of Sale

ANCORA MERLIN INSTITUTIONAL, LP

Sale of Common Stock	(122,786)	10.0732	09/09/2025
Sale of Common Stock	(89,154)	9.7463	09/10/2025
Sale of Common Stock	(69,528)	9.8805	09/11/2025

ANCORA IMPACT FUND LP - SERIES Q

Sale of Common Stock	(42,684)	9.7460	09/10/2025
Sale of Common Stock	(34,853)	9.8805	09/11/2025

ANCORA IMPACT FUND LP - SERIES S

Sale of Common Stock	(87,415)	9.7461	09/10/2025
Sale of Common Stock	(71,377)	9.8805	09/11/2025

ANCORA IMPACT FUND SPC LTD. - SEGREGATED PORTFOLIO H

Sale of Common Stock	(84,549)	9.7461	09/10/2025
Sale of Common Stock	(69,036)	9.8805	09/11/2025

ANCORA ALTERNATIVES, LLC

(Through the Ancora Alternatives SMAs)

Sale of Common Stock	(52,811)	9.7463	09/10/2025
Sale of Common Stock	(61,752)	9.8805	09/11/2025